Filed by Liberty Media Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Liberty Media Corporation

Commission File No.: 001-33982

Subject Company: Liberty Entertainment, Inc.

Commission File No.: 333-158795

Excerpt from the Conference Call Transcript of

Liberty Media Corporation at the

Credit Suisse Group Media and Communications Convergence Conference

Held on June 9, 2009

QUESTION AND ANSWER

Bob Kricheff  - Credit Suisse - Analyst

Okay, we’re going to get started here with the presentation from Liberty Media. With us from Liberty Media is Greg Maffei. I’m Bob Kricheff, I’m the leverage finance side of Credit Suisse. I think obviously there’s a gazillion different things that we could talk about that everybody’s interested in, with all the different avenues of things that you’re involved in. But I think what’s been topical, especially with the way the stock has been moving, is DirecTV so maybe we’ll start there.

Could you tell us a little bit about — just clarify the timing on when the proxies are expected to be mailed out, and sort of your view and confidence level on the shareholder vote?

Greg Maffei  - Liberty Media Corporation - President, CEO

Well, Liberty has already just actually filed its proxy.

Bob Kricheff - Credit Suisse - Analyst

Oh, did it?

Greg Maffei  - Liberty Media Corporation - President, CEO

And I expect the DirecTV one will be — ours just went in Friday, I think the DirecTV one will be shortly. And my confidence level on the votes is pretty high, I think. It’s a good transaction for both parties.

Bob Kricheff  - Credit Suisse - Analyst

The — and what’s sort of the timing on DirecTV to receive a letter from the IRS?

Greg Maffei  - Liberty Media Corporation - President, CEO

You know, we’re probably looking at a couple of months, maybe three at the outside would be the hope. And you’re relying on someone else’s timetable, but that’s the general thinking.

Bob Kricheff  - Credit Suisse - Analyst

Okay. And speaking of other people’s timetable, the FCC with it in flux a little bit, do you have an opinion on whether that might cause a delay or anything?

Greg Maffei  - Liberty Media Corporation - President, CEO

You know, the indications we’ve had to date, which are not necessarily definitive, is that this is a pro forma transaction, meaning that they don’t view it a substantive change because of the continuing ownership the way it’s structured, and we should get relatively quick and cursory review.

I’m reluctant to say that’s forever, or that’s the lot, but that’s what we appear to be today.

Bob Kricheff  - Credit Suisse - Analyst

Okay. There’s been increasing talk in the market about DTV possibly doing a self-tender, maybe prior to the proxy. Do you have a perspective on that as obviously a major shareholder? And any sense on when people would be able to get a sense on when they might do a self-tender or not?

Greg Maffei  - Liberty Media Corporation - President, CEO

Well, I think they have the ability to do a self tender. I think a couple of things, much of that has been driven or that thinking has been driven by some of the short term arbitrage issues in terms of where the two stocks are traded. Some of that has been driven by our potential inability to buy post the deal because of issues around (inaudible). I think that it’s likely that we will get comfort that we can buy post the merger close, or that DirecTV can buy close to merger close, and that makes them not reluctant to do a tender but less — to feel the tender’s probably less pressing. And I have to say from the DirecTV, whether the Liberty Entertainment shareholder, the Liberty shareholders, you’d prefer to have the tender occur a little bit post the transaction, so that there were — our shareholders wanted out as well or there were shareholders who wanted liquidity, they’d be available to them.

Bob Kricheff  - Credit Suisse - Analyst

Along the lines of other speculation, there’s been some speculation that another buyer might emerge for DirecTV. And I believe Dr. Malone was quoted as saying that selling DirecTV would present some tax questions. It might take a couple years. Do you have any update on—?

Greg Maffei  - Liberty Media Corporation - President, CEO

Well I think, I’m not sure what time frame that quote is from John. Obviously if the transaction would have occurred while Liberty was in — whether it was in a tracker or still held in some other entity, while Liberty still owns a stake in DirecTV that would have been very tax onerous and depending on the price, I don’t know, $3 billion or $4 billion tax bill, post the spin-merge, split off-merge, we don’t have a tax issue — a corporate level tax issue. The question would be, would the acquirer feel comfortable that they are not breaking the Morris Trust rules, and if there had not been substantive dialogue, people have different interpretations about how quickly an acquirer could have a discussion. And that ranges anywhere from the day after you close, to six months, to a year, depending on who was asked. If there had been no substantive dialogue.

And it really becomes what does an acquirer think. But I think all this, we get asked a lot of questions about that. This is mostly saying in the old structure, no deal could have occurred, or it would have been hard to imagine a deal occurring because of the tax issues. Now, I don’t think necessarily that the Company will do a deal, may do a deal, who knows? But it’s just saying that now, there’s a structure where Liberty Entertainment shareholders, Liberty shareholders, are aligned with the DirecTV shareholders, and strategic options become possible. That’s the — I think the key point.

Bob Kricheff  - Credit Suisse - Analyst

On strategic, you know, combinations and so on, what do you — do you have a view on what the SEC would think of a combination with an RBOC and I guess bigger picture, for a satellite operator of your choosing? Do you think the combination with an RBOC makes a lot of sense from both sides?

Greg Maffei  - Liberty Media Corporation - President, CEO

I think on the first question I’m not an anti-trust lawyer, I would just note I think that the video space is a competitive space, and I have lots of big companies playing in various ways. On the second question, I think there could be several synergies that we are in effect pursuing part of now in some of our relationships. If you look at the relationship we have with Verizon, with AT&T, with Qwest, those are all positive aspects of bundling that we work together, reduce churn, reduce marketing costs. One could imagine those relationships being tighter over time, one can imagine 4G being something that you want to integrate into the bundle that is tighter over time, and that is in effect harder because it’s a national play. So, there will be tension with the various partners.

And you can imagine the reduction in content costs, reduction in customer service, truck rolls, there are things that one could imagine that would be beneficial to some kind of a combination.

Bob Kricheff  - Credit Suisse - Analyst

I know it’s relatively recent news, but is there any update at all that you can give us about a successor to Chase Carey?

Greg Maffei  - Liberty Media Corporation - President, CEO

No.

Bob Kricheff  - Credit Suisse - Analyst

Okay. It’s an easy one. Why don’t we move on to Starz a little bit, and maybe you can talk about the rationale for the planned tracker there?

Greg Maffei  - Liberty Media Corporation - President, CEO

Well, I think it’s attract — a residue tracker, it’s not a tracker by design in the sense that we have the vast majority of the assets in Liberty Entertainment are being merged into DirecTV. Under the plan we set forth. Left behind is about $650 million, $700 million in cash, and Starz Entertainment and our equity stake in WildBlue, which is relatively small. So, it wasn’t by design we set out to be this tracker, it’s that that’s what’s left.

Bob Kricheff  - Credit Suisse - Analyst

What’s your general rationale for doing the tracker stocks? It’s not something that you see as much in favor these days.

Greg Maffei  - Liberty Media Corporation - President, CEO

I think we’re the lone wolf at this point. We like them for a couple of reasons. One is, tax flexibility. They’re all in the same tax group but you can have some companies may have — be in a loss generating position, and shield others. We like them because in some cases where you haven’t been able to complete a hard spin or there are synergies around costs, about not completing a hard spin, you can still show them as separate equities, let transparency be greater for investors, let investors have more choice. And there are cases where we, while we will not dump you, this is common practice, we later prove to be helpful to move things. Example being, we moved the Viacom exchangeable debt which was in Liberty Entertainment, and some cash, over to Liberty Interactive, because that was the only way the spin could occur. And the subsequent merger. So there was benefit in having the flexibility. You couldn’t do that with spun companies, move debt around or move other assets around.

So, while we’re certainly careful about that view and need fairness on both sides, there is some flexibility that results from the tracker.

Bob Kricheff  - Credit Suisse - Analyst

Back to Starz specifically, how is the business trending in the latest quarter? You guys have been fairly optimistic about it and with obviously a tough economic environment out there, can you give us an idea of trends and what your optimism is sort of driven by longer term?

Greg Maffei  - Liberty Media Corporation - President, CEO

Well I think our longer term optimism has been the tail that we’ve been experiencing over the last few years. We have fewer movies under the output deals that were cut back in the late 90s and early 2000 period. Those contracts are very expensive relative to the current spot market for films. So, our content costs have been dropping. We’ve been able to fill the shortfall because of less output from those major studios, with more spot deals or more deals of our own creation from overture. And those have a lower cost.

So, that has caused the overall product costs, content costs, to drop. And that trend is continuing this year. That’s why I think we’ve said we did about $302 million, (inaudible) [bit of last year], and we were comfortable we would do a 15% plus growth this year. The offset to that is clearly as you noted, we are in a more difficult economic environment and we are careful and know that certainly some churn around premiums and whether people will continue to add premiums at the rate that we’ve been adding them is a concern. So I’m still comfortable with our forecast at 15% but we’re certainly wary in this economic environment of how many premiums get purchased.

Bob Kricheff  - Credit Suisse - Analyst

And has there been any, have you seen any benefits from the original programming that’s been getting rolled out?

Greg Maffei  - Liberty Media Corporation - President, CEO

You know, we’ve gotten good reviews and good feedback from customers and relatively good audiences on — Crash has really come into its own here as we’ve moved in the beginning episodes, where some people questioned the back episodes, and as we head into the second season, I think we feel pretty good. Head Case is relatively inexpensive, we’ll see where that goes. Party Down has gotten good critical acclaim, and we have a Spartacus coming which will be very interesting in the style of 300 coming into 2010.

It’s hard to measure what that original content is worth and how much it does. You can look at viewing audiences, you can try and get — what kind of buzz gets created so that you get sell-through. We’re an odd business. We really are placing our product with the distributors, with the MSOs and satellite companies, and they’re selling it. And so we really need to help them create buzz. We’re selling through them. They have a huge incentive to help us sell it because they get a big premium on the product price that’s given to them. And it’s hard to measure how much that’s done. If you look anecdotally and historically, clearly things like Sex And The City, and Sopranos, were enormous in creating HBO as a must-have product. On the other hand, how many Sex And The Cities and Sopranos are there? Does HBO have another one?

Showtime has had good success, critical acclaim out of Weeds, and Dexter, and things. Don’t get enormous audiences. Hard to judge how much that’s really helping them in renewals. And we have the same issues. I think we’ve had some good product, but we really haven’t had a breakout series that someone says, “I’ve got to get.” Not that many customers saying “I’ve got to get Starz because of that breakout series.” So we weigh how much you invest in that content in those new series versus how much you’re purchasing movies.

You need the movies for bulk. Hard to have a breakout movie that really says “I’ve got to get Starz.” You know, you have a certain bulk of movies and a certain requirement because of that. Hard to have a breakout movie. So I think you do look and see the case why all three of us have done more originals to try and differentiate, and I think those will pay off over time. But it is not always crisp and obvious that you say, “Oh, that series did this and I got this many more subscribers.”

Bob Kricheff  - Credit Suisse - Analyst

With some of the contracts rolling off and what you’ve been doing with some of the distributors, what kind of guidance would you give people to sort of model on the top line, affiliate revenue increases, and then on the expense side with the original programming and the change in the expenses, sort of the annual programming cost increases over the next few years?

Greg Maffei  - Liberty Media Corporation - President, CEO

You know, I think we’ve been suggesting that we will have moderate growth at the top line because of slowing growth in premiums, slowing growth in video households, slowing relatively modest ARPU improvements. We’ve not had enormous ARPU improvements over the last few years so I would say that there’s some modest growth in the top line. I don’t think we’ve gone out with a forecast of what percent. And we’ll probably, as we get forward to being an individual tracker, we’ll see how much guidance we give on that. That’ll be more relevant.

And then on the cost side, I think we will see some continued decline, but the rate of decline will somewhat abate. In part because we’ve already felt much of the benefit, and in part because we are re-investing a portion of that in these original series.

Bob Kricheff  - Credit Suisse - Analyst

Are those kind of strains on the premium channels and everything, is that going to start to change the model for the output agreements for the studios and all?

Greg Maffei  - Liberty Media Corporation - President, CEO

Well, those output deals have been coming down and obviously there’s been tension in the marketplace which we renewed one deal at a substantially lower price with a major studio. And extended our contract. The lack of ability to get agreement on where that market is, caused, and perhaps other factors, caused a break here in the Paramount-Showtime relationship. And where the market is and where it bottoms out we’ll see. There’s certainly been a large drop in what the price is, and there’s been fewer movies purchased because people like Showtime are purchasing less films on the margin and that’s created interesting questions.

Bob Kricheff  - Credit Suisse - Analyst

Is — do you think Epix is going to be a major player out there, and how will that — might that affect your position with the carriers?

Greg Maffei  - Liberty Media Corporation - President, CEO

You know, the introduction of a fourth channel is not a positive probably for Starz. Epix has yet to receive distribution from anybody that I know of, and they are — they suggest they’re going to get distribution. I question whether they’ll get major distribution in the next three to six months, and one of the big four distributors will take it on. Perhaps, but I’m dubious. We’ll see.

Bob Kricheff  - Credit Suisse - Analyst

Is it — for Starz, before we leave Starz, is it fair to characterize it as a low levered high free cash flow entity, and with that free cash flow is it something that you might end up starting to shrink the equity base on?

Greg Maffei  - Liberty Media Corporation - President, CEO

I would think it’s very fair to characterize that. The company will come out with no debt, a substantial cash position, free cash flow generation, and Liberty has shown a proclivity or willingness to shrink what we thought there were fair, you know, not being fairly valued in the marketplace and where we’ve shown most willingness to do that is where we thought there was a sustainable and growing cash flow, and I think Starz certainly qualifies.

***

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about business strategies, market potential and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the completion of the proposed split-off of a majority of the businesses of the Liberty Entertainment group and the proposed related business combination with The DIRECTV Group, Inc. (DIRECTV). These forward looking statements speak only as of the date of this conference, and Liberty Media Corporation (Liberty) expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty and DIRECTV, including each’s most recent Form 10-K and Form 10-Q for additional information about the risks and uncertainties related to Liberty’s and DIRECTV’s businesses which may affect the statements made in this transcript.

Additional Information

Nothing in this presentation shall constitute a solicitation to buy or an offer to sell shares of Liberty Entertainment, Inc. (LEI), the new DIRECTV or any of the Liberty tracking stocks.  The offer and sale of shares in the proposed split-off and the proposed related business combination with DIRECTV will only be made pursuant to one or more effective registration statements. Liberty stockholders and other investors are urged to read the registration statements filed with the SEC, including the proxy statement/prospectuses contained therein, because they contain important information about these transactions.  A copy of the registration statements and the proxy statement/prospectuses are available free of charge at the SEC’s website (http://www.sec.gov). Copies of Liberty’s filings together with the materials incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408 and copies of new DIRECTV’s filing together with the materials incorporated by reference therein can also be obtained, without charge, by directing a request to The DIRECTV Group, Inc., 2230 E. Imperial Highway, El Segundo, CA 90245, Attn: Investor Relations, Telephone (310) 964-0808.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transactions. Information regarding the directors and executive officers of each of Liberty, LEI and the new DIRECTV and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise are available in the proxy materials filed with the SEC.